April 24, 2007

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC 20549

Attn: Jay Webb, Reviewing Accountant

VIA EDGAR and Facsimile

Re:	Intuitive Surgical, Inc.
Form 10-K for the year ended December 31, 2006
Filed February 15, 2007
Form 8-K filed February 1, 2007
File No. 000-30713

Dear Mr. Webb:

We received your letter dated April 18, 2007 (the “Letter”), setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on our above-referenced reports filed under the Securities Exchange Act of 1934, as amended. Our responses to the specific comments are set forth below. For the convenience of the Staff, each comment from the Letter is restated in italics prior to the response to such comment.

Form 8-K filed February 1, 2007

1.	We note that you present your non-GAAP measures and reconciliation in the form of an adjusted statement of operations. This format may be confusing to investors as it also reflects several non-GAAP measures, including non-GAAP income from operations, non-GAAP income before income taxes, non-GAAP income taxes, non-GAAP net income and non-GAAP basic and diluted net income per share which have not been described to investors. In fact, it appears that management does not use these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e) (1) (i) of Item 10 of Regulation S-K, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented and explain why you believe the measures provide useful information to investors.

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To eliminate investor confusion, please remove the adjusted statements of operations from all future filings and instead disclose only those non-GAAP measures used by management that you wish to highlight for investors, with the appropriate reconciliations.

In response to the Staff’s comment, in future filings, beginning with our release of financial results for our first quarter ended March 31, 2007 we will remove the presentation of our adjusted statements of operations and will include only those non-GAAP measures used by management that we wish to highlight for investors. We will also include a separate reconciliation for only the individual non-GAAP measures discussed within the text of the applicable filing.

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Please note that in the event that your Form 8-K is incorporated by reference into a 33 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission. At the time, we may request an amendment to the Form 8-K.

We acknowledge the Staff’s comment.

2.	We noted that you refer to your non-GAAP information as “pro forma” results. The pro forma terminology has very specific meaning in accounting literature, as indicated by Article 11 of Regulation S-X. In future filings, please revise your presentation to omit the pro forma terminology when referring to your non-GAAP information. In addition, please revise to ensure all non-GAAP measures are specifically identified as such.

In response to the Staff’s comment, we will omit the “pro forma” terminology when referring to non-GAAP information in our future filings beginning with our release of financial results for our first quarter ended March 31, 2007. Additionally, we will specifically identify all non-GAAP measures as such.

3.	We noted your disclosure that “Fourth quarter 2006 earnings before interest, taxes, depreciation, amortization, and non-cash stock compensation expenses (EBITDA) was $45.1 milion,…”. Please revise your disclosure in future filings to eliminate the reference to non-cash compensation charges as part of the definition of EBITDA as it is currently presented or to describe the non-GAAP measure with another appropriate label.

In response to the Staff’s comment, we have eliminated the reference to EBITDA in our release of financial results for our first quarter ended March 31, 2007. If at a future date we disclose EBITDA, we will not reference non-cash compensation charges as part of its definition. Additionally, we will expand our disclosures regarding the use of non-GAAP measures, and will continue to include reconciliation of non-GAAP measures used with the most directly comparable financial measure calculated and presented in accordance with GAAP along with related discussion of the nature of each excluded reconciliation item.

In our release of financial results for our first quarter ended March 31, 2007, we made reference to non-GAAP operating income, defined as GAAP income from operations before stock-based compensation expense. We supplementally advise the Staff that we believe excluding certain charges associated with FAS123R provides meaningful supplemental information to the investor community for purposes of understanding the impact of FAS123R on our operating income compared to prior periods in which such expense was not included in our financial statements. The exclusion of FAS 123R expenses is not intended to imply that the granting of stock options is not to engage, motivate, and provide incentive to employees. It is intended to ensure comparability between the Company’s fiscal periods as we are sensitive to those in the professional investment community that make comparisons of financial performance over an extended period of time beyond that is presented in any given reporting period.

As requested by the Staff, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (408) 523-2160 with any questions or comments regarding this letter.

Sincerely,

/s/ Marshall L. Mohr
Marshall L. Mohr
Senior Vice President and Chief Financial Officer

Cc:	Julie Sherman, Division of Corporation Finance
Lonnie M. Smith, Intuitive Surgical, Inc.
William Davisson, Latham & Watkins LLP
David Hickox, Ernst & Young LLP